SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             ---------------------

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934



                            Wink Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    974168106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                January 5, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages


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CUSIP No. 974168106             Schedule 13G                   Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Motorola, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,504,167
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,504,167
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,504,167
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     5.0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON


     CO
________________________________________________________________________________


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CUSIP No. 974168106             Schedule 13G                   Page 3 of 5 Pages


________________________________________________________________________________
Item 1(a).  Name of Issuer:

            Wink Communications, Inc.

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

            1001 Marina Village Parkway
            Alameda, CA  94501

________________________________________________________________________________
Item 2(a).  Name of Person Filing:

            Motorola, Inc. ("Motorola") (1)


________________________________________________________________________________
Item 2(b).  Address of principal business office, or, if none, residence:

            1303 East Algonquin Road
            Schaumburg, IL  60196

________________________________________________________________________________
Item 2(c).  Citizenship:

            Delaware

________________________________________________________________________________
Item 2(d).  Title of class of securities:

            Common Stock, $0.001 par value per share

________________________________________________________________________________
Item 2(e).  CUSIP Number:

            974168106

________________________________________________________________________________
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            Not applicable.


________________________________________________________________________________
Item 4.     Ownership:

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 2(d).

     (a)    Amount beneficially owned:   1,504,167


     (b)    Percent of class:   5.0% (2)



---------------------------------
(1) General Instrument Corporation ("General Instrument") is the registered holder of 1,504,167 shares of Common Stock. Pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended, General Instrument would have been required to file a Schedule 13G with respect to such shares by February 14, 2000.

      On January 5, 2000, pursuant to an agreement and plan of merger (the "Agreement and Plan of Merger"), dated September 14, 1999, General Instrument merged with and into Lucerne Acquisition Corp. ("Lucerne"), a Delaware corporation and a wholly-owned subsidiary of Motorola (the "Merger"). As a result of the Merger the separate corporate existence of Lucerne ceased and General Instrument continued as the surviving corporation as a wholly-owned subsidiary of Motorola. In connection with the Merger, each outstanding share of General Instrument common stock was exchanged for 0.575 shares of Motorola common stock, with cash in lieu of any fractional Motorola shares that former General Instrument stockholders would have otherwise received.

      As a result of the Merger, General Instrument became a wholly-owned subsidiary of Motorola and, therefore, Motorola became the sole beneficial owner of the 1,504,167 shares of Common Stock held by General Instrument, with the sole voting and investment power with respect to such shares. Consequently, Motorola has assumed the reporting obligations with respect to such shares, and no statements on Schedule 13G or amendments will be filed by General Instrument with respect to such shares.

(2) Based on the number of shares of Common Stock outstanding as of October 31, 1999 (as reported in Wink Communications, Inc.'s Form 10-Q filed with the SEC on November 15, 1999), Motorola's percentage ownership is 5.0% as of the date of this filing.

CUSIP No. 974168106             Schedule 13G                   Page 4 of 5 Pages


     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote

                1,504,167


          (ii)  shared power to vote or to direct the vote

                0


          (iii) sole power to dispose or to direct the disposition of

                1,504,167


          (iv)  shared power to dispose or to direct the disposition of

                0


________________________________________________________________________________
Item 5.  Ownership of five percent or less of a class:

          Not Applicable

________________________________________________________________________________
Item 6.  Ownership of more than five percent on behalf of another person:

          Not Applicable

________________________________________________________________________________
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

          Not Applicable

________________________________________________________________________________
Item 8.  Identification and classification of members of the group:

          Not Applicable

________________________________________________________________________________
Item 9.  Notice of dissolution of group:

          Not Applicable

________________________________________________________________________________
Item 10.  Certifications:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 974168106             Schedule 13G                   Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 14, 2000                 MOTOROLA, INC.


                                        By:  /s/ Carl F. Koenemann
                                        -------------------------------------
                                        Name:   Carl F. Koenemann
                                        Title:  Executive Vice President and
                                                Chief Financial Officer